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                            PAYLESS SHOESOURCE, INC.
                              3231 EAST 6TH STREET
                                  P.O. BOX 1189
                            TOPEKA, KANSAS 66601-1189
                                 (785) 295-2022

                                EXECUTIVE OFFICES


March 1, 2006


United States Securities and Exchange Commission
Attn: Mr. George F. Ohsiek, Jr., Assistant Chief Accountant
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3561
Washington, D.C. 20549

Dear Mr. Ohsiek:

As requested, we confirm we will include disclosure of our accounting policy with respect to discontinued operations in our Form 10-K for fiscal 2005.

In addition, we acknowledge the following:

    o The company is responsible for the adequacy and accuracy of the disclosure in the filing;

    o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    o The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


If you have any questions regarding our responses, please contact me at (785) 295-6894, Michael Massey at (785) 295-2434, or Harold Herman at (785) 368-6182.

Regards,

/s/ Ullrich E. Porzig

Ullrich E. Porzig
Senior Vice President -- Chief
Financial Officer and Treasurer


cc      Matthew E. Rubel
        Michael J. Massey, Esq.
        Harold J. Herman, Esq.